UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., May 24, 2019

AMENDMENT TO THE BYLAWS

Avianca Holdings S.A. (the “Company”) informs that in an extraordinary meeting held via telephone conference on May 24, 2019, the shareholders of the Company unanimously approved an amendment to the Company’s bylaws.

Please find below the transcription of the articles of the bylaws that were amended. A full version of the Company’s bylaws is available on our website (www.aviancaholdings.com), under the link ‘Corporate Governance.’

“Article 8. Board of Directors.

(i). Composition. The Board shall consist of not less than eleven (11) nor more than fourteen (14) Directors, such number of Directors above eleven (11) only to be allowed in accordance with Article 8(xi) and Article 11(A)(xvii). The majority of these directors must consist of, at all times, individuals who qualify as “independent”, in accordance with the rules and regulations of the New York Stock Exchange (each, an “Independent Director”).

The Company shall have eleven (11) alternate directors (the “Alternate Directors”), who shall carry out their duties as directors of the Company in the event of a temporary or permanent absence of any of the principal Directors, or for vacancies caused by the termination, removal, incapacity, or death of any of the principal Directors, or for any other reason which causes or results in a vacancy of a principal Director position. Decisions taken by any Alternate Director acting as a principal Director, whether for temporary or permanent absence or replacement of a principal Director due to termination, removal, incapacity, or death, in a board meeting in which a quorum is met, shall be valid. The attendance by an Alternate Director in a Board Meeting, due to the temporary or permanent absence or replacement of a principal Director, shall be counted for purposes of establishing quorum. An Alternate Director shall not be considered a Director of the Company until he or she begins to exercise his or her duties as a result of a temporary or permanent absence or replacement of a principal Director, or for vacancies caused by terminations, removals, incapacity, or death of any of the principal Directors, for which exercise of duties it shall only be necessary for the Shareholder Group that appointed such absent, terminated, removed, incapacitated or deceased principal Director to inform the Secretary (in writing, via email or otherwise) of the name of the Alternate Director that shall replace such absent Director from the list of Alternate Directors. It shall not be necessary for the Company, the Board, the Alternate Directors, the principal Directors, officers, General Shareholders Meeting, or any other entity or officer of the Company, to carry out any additional action, resolution, appointment, registration, or any act whatsoever in order to enable the Alternate Director(s) to exercise the position of a principal Director, given that their appointment as such shall constitute sufficient and full-fledged authorization to occupy and exercise the functions of a principal Director due to the absence, temporary or permanent, of said principal director, whatever the reason or cause of such temporary or permanent absence. Until the General Shareholders Meeting determines otherwise, the Alternate Directors shall be:

1.	Jose Ofilio Gurdian, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

2.	Carlos Enrique Araujo, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

3.	Sergio Restrepo, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

4.	Enrique Luna, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá Colombia.

5.	Julio Caballero, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

6.	Nelson Albareda, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

7.	Orlando Menendez, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

8.	Neal Cohen, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

9.	Kenneth Hoffman, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

10.	Luis Sansivirini, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

11.	Fernando Kriete, domiciled at Avenida Calle 26, No. 59-15 Edificio Administrativo Avianca, Bogotá, Colombia.

(vi). Director Vacancies. In the event that a vacancy in the Board occurs as a result of retirement, removal, resignation or death of any Director, other than a Consensus Director, the Shareholders Group that initially appointed such Director shall appoint, at its election, a new Person to replace such Director. In case of retirement, removal, resignation or death of any Consensus Director, such vacancy shall be filled by mutual agreement between the NewCo Group and the Kingsland Group, or the NewCo Group and the Independent Third Party or United, in each case, as provided in Article 8(iii) or (iv). The Shareholders agree to vote their respective Common Shares for the election of any person nominated to fill a vacancy on the Board in accordance with this Article 8 (vi). Any Director elected pursuant to this Article 8(vi) shall serve until the next annual election of Directors. Until the election of new Persons to replace a Director or Consensus Director as set forth in this Article 8 (vi), the Alternate Directors shall carry the duties as directors of the Company as set forth in Article 8 (i).

Any Shareholder Group who has appointed one or more Directors pursuant to the Joint Action Agreement and these Articles of Incorporation shall be entitled, by notice in writing to the Company, to appoint the same amount of Alternate Directors, and shall also be entitled to remove and replace any of such Alternate Directors.

Article 14. Officers of the Company. The officers shall be:

1. Until such time as such person resigns, is removed, or is incapacitated, the President of the Company shall be, in accordance with these Articles of Incorporation, Roberto Kriete.

2. Until such time as such person resigns, is removed, or is incapacitated, the Treasurer of the Company shall be, in accordance with these Articles of Incorporation, Roberto Held.

3. Until such time as such person resigns, is removed, or is incapacitated, the Secretary of the Company shall be, in accordance with these Articles of Incorporation, Richard Galindo Sánchez.

The Officers of the Company shall be appointed by the members of the Board or the General Shareholders Meeting and shall serve in such positions unless and until such Officers resign, are removed, or are incapacitated.

The Board or General Shareholders Meeting may appoint other Vice-presidents, Sub Secretaries, Sub Treasurers and any other officers, agents or employees that may be considered convenient or necessary (including Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Legal Officer, among others). However, the appointment of the CEO and CFO must follow the procedures stated in the Joint Action Agreement unless otherwise waived by the parties to the Joint Action Agreement. Any officer may fill more than one office.

Until the Board or the General Shareholders Meeting determines otherwise, the following persons are appointed as substitutes (the “Substitute Officers”) of the President, Secretary and the Treasurer (the “Main Officers”), which shall execute such functions in the event of temporary or permanent absence of any of the Main Officers or by vacancies caused by resignation, removal, disability or death of any Main Officer, or by any other reason that causes or results in a vacancy of the Main Officers:

a.	Orlando Menendez Vice-President,

b.	Fernando Kriete Sub-Secretary, and

c.	Kenneth Hoffman Sub-Treasurer.

The decisions or actions taken by Substitute Officers in exercise of their functions as Main Officers, either by temporary or permanent absence or replacement of the Main Officer by resignation, removal, disability or death shall be valid. The Substitute Officers shall not be considered Main Officers in the Company until they exercise their functions in the event of temporary or permanent absence of any of the Main Officers or by vacancies caused by resignation, removal, disability or death of any of the Main Officers, in which case it shall not be necessary that the Company, the Board, the Alternate Directors, the principal Directors, Main Officers or Substitute Officers, General Shareholders Meeting, or any other entity or officer of the Company to carry out any additional action, resolution, appointment, registration, or any act whatsoever in order to enable the Substitute Officer to exercise the office of Main Officer since his appointment as such shall constitute sufficient authority, fully vested, to occupy and exercise the functions of a Main Officer due to a temporary or permanent absence of such Main Officer, whatever the reason or cause of said temporary or permanent absence. Any Substitute Officer may, individually and indistinctly, replace or occupy the position of any Main Officer who is absent temporarily or permanently.

Any Vice-President or Alternate Director may replace the President and preside over meetings of the Board and / or the General Shareholders Meeting when the Chairman is absent, for any reason, of those meetings. Any Sub-Secretary may replace the Secretary, and keep the minutes of the meetings of the Board and / or the General Shareholders Meeting, when the Secretary is absent, for any reason, from said meetings. However, and notwithstanding the foregoing, the Board and the General Shareholders Meeting may, by unanimous decision or by a majority of those present at a meeting of the Board and the General Shareholders Meeting, respectively, in which there is a quorum, to choose any persons, whether or not they are a director, an officer or a shareholder, to act as president and / or secretary of these meetings.

The powers of the Officers and their authorization to represent the Company shall be set by the Board or the General Shareholders Meeting. Any officer may hold more than one position.

Until the General Shareholders Meeting or the Board decides otherwise, the Legal Representative of the Company will be Jose Ofilio Gurdian, the CEO and the Secretary, each of whom may act individually and separately. The General Shareholders Meeting or the Board may designate any other person, when necessary.

Article 15. Registered Agent. Until the Board or the General Shareholders Meeting determines otherwise, the resident agent of the Company will be Arias, Fábrega & Fábrega, with address at PH ARIFA, Floors 9 and 10, West Boulevard, Santa Maria Business District, Panama City, and the Republic of Panama.

Article 16. Indemnification. Any person who becomes a party to any claim, process, claim or proceeding because he is or was Director, Alternate Director, Board Observer, manager, officer, Substitute Officer, representative or legal representative of this company, will be indemnified by this company for the reasonable expenses, loss, damage, fine or cost including attorney’s fees, in which the person, actually and necessarily, incurred as a result of his actions and duties as a Director, Alternate Director, Board Observer, manager, officer, Substitute Officer, representative or legal representative of the Company, except for loss or liability resulting from the existence of malice, fraud, willful misconduct or gross negligence in the actions of the person.”

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: Vice President Senior General Counsel